EXHIBIT 12.1

Domino’s Pizza, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended
(dollars in thousands)	December 30, 2007	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012
Income before provision for income taxes	$55,559	$82,870	$135,522	$138,945	$167,806
Fixed charges	143,190	127,441	123,596	109,149	103,577

Earnings as defined	$198,749	$210,311	$259,118	$248,094	$271,383

Fixed charges (1):
Interest expense	$130,374	$114,906	$110,945	$96,810	$91,635
Portion of rental expense representative of interest	12,816	12,535	12,651	12,339	11,942

Total fixed charges	$143,190	$127,441	$123,596	$109,149	$103,577
Ratio of earnings to fixed charges	1.4x	1.7x	2.1x	2.3x	2.6x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).